Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ONM5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

     NEWSRELEASE

LAKE SHORE GOLD REPORTS IMPROVING OPERATING PERFORMANCE, COMPANY ON TRACK FOR STRONG SECOND QUARTER AND FOR NET FREE CASH FLOW BY LATE 2013

Toronto, Ontario – (June 24, 2013) — Lake Shore Gold Corp. (“Lake Shore Gold” or the “Company”) (TSX: LSG) (NYSE MKT: LSG) announced today that it expects to report strong operating results when the Company issues its second quarter 2013 production release in early July.

Production for the second quarter is expected to total over 29,000 ounces at an average grade exceeding 4.0 grams per tonne. Quarter to date, mill throughput has averaged approximately 2,500 tonnes per day, gold produced is approximately 27,000 ounces and gold poured is over 25,000 ounces. Cash operating costs per ounce, to be released with the Company’s full financial and operating results in early August, are expected to show significant improvement from the first quarter of 2013. The Company’s mill expansion is nearing completion, with commissioning to commence in late July and the expanded processing capacity of 3,000 tonnes per day to be achieved by early September 2013.

Supported by improved operating performance, and progress with its key growth projects, the Company is committed to achieving its key guidance for the year, including producing 120,000 to 135,000 ounces of gold at cash operating costs between US$800 and US$875 per ounce, with total capital investment of approximately $90 million.

Following completion of the mill expansion, production levels will increase to over 140,000 ounces on an annual basis at cash operating costs below US$700 per ounce. The Company is on track to commence generating net free cash flow starting in September, even at current gold prices.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “We decided to update the market at this time, given that we are seeing a disconnect between the excellent progress we are making with our operations and projects and recent movements in our share price. Looking at our performance, our grades are coming up, our costs are coming down, our mill is operating extremely well and, over the next couple of months, our capital investments will drop dramatically. By September, our mill expansion will be complete and we will be operating at 3,000 tonnes per day. At that time, Lake Shore Gold will make the jump from being a net investor of capital to being a company that generates net free cash flow at the current gold price.”

The Company expects to release its second quarter 2013 production results in early July. Full financial and operating results for the second quarter 2013 will be released after the market close on Monday, August 12, 2013. A conference call and webcast will follow on Tuesday, August, 13, 2013 at 10:00 am EST. Details of the conference call and webcast will follow.

About Lake Shore Gold

Lake Shore Gold is a gold mining company that is in production and pursuing rapid growth through the advancement of three wholly owned, multi-million ounce gold complexes in the Timmins Gold Camp. The Company is in production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. A 50% expansion of the Company’s milling facility, to a capacity of 3,000 tonnes per day, is on track for completion during the third quarter of 2013.  The Company also has a large portfolio of prospective projects and exploration properties to support continued growth well into the future. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company's growth expectations and business plans are "forward-looking statements" or "forward-looking information" within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as "forward-looking statements." The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management's best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company’s most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

For further information, please contact:

Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold Corp.
(416) 703-6298
Website: www.lsgold.com